Exhibit 99.2

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

December 31, 2008

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Entrée Gold Inc.

We have audited the accompanying consolidated balance sheets of Entree Gold Inc. and subsidiaries (the “Company”) as at December 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended and for the cumulative period from inception (July 19, 1995) to December 31, 2008.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended and for the cumulative period from inception (July 19, 1995) to December 31, 2008 in conformity with generally accepted accounting principles in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 24, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

March 24, 2009

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Entrée Gold Inc.

We have audited Entrée Gold Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A  company’s internal control over financial reporting includes those policies and procedures that (1) pertain  to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and  dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded  as necessary to permit preparation of financial statements in accordance with generally accepted  accounting principles, and that receipts and expenditures of the company are being made only in  accordance with authorizations of management and directors of the company; and (3) provide reasonable  assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the  company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended and for the cumulative period from inception (July 19, 1995) to December 31, 2008 and our report dated March 24, 2009 expressed an unqualified opinion.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

March 24, 2009

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947  Fax (604) 687-6172

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	December 31,	December 31,
	2008	2007

ASSETS

Current
Cash and cash equivalents	$45,212,815	$67,106,113
Receivables	592,443	615,826
Receivables - Ivanhoe Mines Ltd.	30,000	-
Prepaid expenses	268,518	475,074

Total current assets	46,103,776	68,197,013

Investments (Note 3)	1,329,568	3,032,751

Equipment (Note 4)	672,124	841,819

Total assets	$48,105,468	$72,071,583

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$942,238	$603,623

Loans payable to Ivanhoe Mines Ltd. (Note 6)	326,183	-
Commitments (Note 13)
Total liabilities	1,268,421	603,623

Stockholders' equity
Common stock, no par value, unlimited number authorized, (Note 7) 94,560,898 (December 31, 2007 - 93,572,841) issued and outstanding	111,993,990	110,492,309
Additional paid-in capital	13,772,775	10,691,873
Accumulated other comprehensive income:
Foreign currency cumulative translation adjustment	(7,410,930)	5,072,288
Accumulated deficit during the exploration stage	(71,518,788)	(54,788,510)

Total stockholders' equity	46,837,047	71,467,960

Total liabilities and stockholders' equity	$48,105,468	$72,071,583

Nature of operations (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

			Inception
	Year Ended	Year Ended	(July 19,1995) -
	December 31,	December 31,	December 31,
	2008	2007	2008

EXPENSES
Audit and accounting	$224,253	$120,567	$605,535
Consulting fees (Note 7)	212,989	619,933	2,492,581
Depreciation (Note 4)	146,703	212,819	720,962
Write-down of equipment (Note 4)	123,816	-	123,816
Escrow shares compensation	-	-	1,790,959
Foreign exchange (gain) loss	(126,468)	129,977	39,493
Legal (Note 7)	458,327	259,648	1,876,158
Loss on settlement of debt	-	-	5,252
Management fees (Notes 7 and 8)	2,692,573	739,719	6,564,155
Mineral property interests (Notes 5 and 7)	10,240,770	6,519,455	44,863,623
Office and administration (Note 7)	1,882,054	1,901,509	7,676,087
Regulatory and transfer agent fees	130,410	273,181	815,072
Stockholder communications and investor relations (Note 7)	733,859	802,791	4,267,660
Travel	291,553	346,164	1,234,604
Loss from operations	(17,010,839)	(11,925,763)	(73,075,957)
Interest income	1,981,316	1,090,718	4,256,295
Loss from equity investment (Note 3)	(366,595)	-	(366,595)
Impairment of asset backed commercial paper (Note 3)	(1,334,160)	(998,371)	(2,332,531)
Net loss	$(16,730,278)	$(11,833,416)	$(71,518,788)

Comprehensive loss:
Net loss	$(16,730,278)	$(11,833,416)	$(71,518,788)
Foreign currency translation adjustment	(12,483,218)	3,539,535	(7,410,930)

Comprehensive loss	$(29,213,496)	$(8,293,881)	$(78,929,718)

Basic and diluted loss per share	$(0.18)	$(0.16)

Weighted average number of shares outstanding	94,181,194	74,784,545

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

					Accumulated
				Accumulated	Deficit
				Other	During the	Total
	Number of	Common	Additional	Comprehensive	Exploration	Stockholders'
	Shares	Stock	Paid-in Capital	Income	Stage	Equity

Balance, July 19, 1995 (date of inception)	-	$-	$-	$-	$-	$-
Shares issued:
Private placements	4,200,000	60,852	-	-	-	60,852
Acquisition of mineral property interests	3,200,000	147,520	-	-	-	147,520
Foreign currency translation adjustment	-	-	-	(756)	-	(756)
Net loss	-	-	-	-	(175,714)	(175,714)
Balance, April 30, 1996	7,400,000	208,372	-	(756)	(175,714)	31,902
Shares issued:
Private placements	3,880,000	274,718	-	-	-	274,718
Foreign currency translation adjustment	-	-	-	(8,568)	-	(8,568)
Net loss	-	-	-	-	(56,250)	(56,250)
Balance, April 30, 1997	11,280,000	483,090	-	(9,324)	(231,964)	241,802
Foreign currency translation adjustment	-	-	-	(5,216)	-	(5,216)
Net loss	-	-	-	-	(33,381)	(33,381)
Balance, April 30, 1998	11,280,000	483,090	-	(14,540)	(265,345)	203,205
Foreign currency translation adjustment	-	-	-	(3,425)	-	(3,425)
Net loss	-	-	-		(40,341)	(40,341)
Balance, April 30, 1999	11,280,000	483,090	-	(17,965)	(305,686)	159,439
Escrow shares compensation	-	-	41,593	-	-	41,593
Exercise of stock options	1,128,000	113,922	-	-	-	113,922
Foreign currency translation adjustment	-	-	-	(896)	-	(896)
Net loss	-	-	-	-	(154,218)	(154,218)
Balance, April 30, 2000	12,408,000	597,012	41,593	(18,861)	(459,904)	159,840
Foreign currency translation adjustment	-	-	-	(5,627)	-	(5,627)
Net loss	-	-	-	-	(18,399)	(18,399)
Balance, April 30, 2001	12,408,000	$597,012	$41,593	$(24,488)	$(478,303)	$135,814

-continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

					Accumulated
				Accumulated	Deficit
				Other	During the	Total
	Number of	Common	Additional	Comprehensive	Exploration	Stockholders'
	Shares	Stock	Paid-in Capital	Income	Stage	Equity
- continued -
Balance, April 30, 2001	12,408,000	$597,012	$41,593	$(24,488)	$(478,303)	$135,814
Foreign currency translation adjustment	-	-	-	(2,561)	-	(2,561)
Net loss	-	-	-	-	(22,490)	(22,490)
Balance, April 30, 2002	12,408,000	597,012	41,593	(27,049)	(500,793)	110,763
Shares issued:
Private placements	7,500,000	1,351,055	-	-	-	1,351,055
Exercise of warrants	12,500	3,288	-	-	-	3,288
Agent’s finder fee	310,000	39,178	-	-	-	39,178
Finder’s fee for mineral property interests	100,000	35,827	-	-	-	35,827
Debt settlement	135,416	45,839	5,252	-	-	51,091
Agent’s warrants	-	-	16,877	-	-	16,877
Escrow shares compensation	-	-	40,205	-	-	40,205
Stock-based compensation	-	-	16,660	-	-	16,660
Share issue costs	-	(211,207)	-	-	-	(211,207)
Foreign currency translation adjustment	-	-	-	73,080	-	73,080
Net loss	-	-	-	-	(1,073,320)	(1,073,320)
Balance, April 30, 2003	20,465,916	1,860,992	120,587	46,031	(1,574,113)	453,497
Shares issued:
Private placements and offerings	16,352,942	10,891,160	-	-	-	10,891,160
Exercise of warrants	3,730,372	1,316,664	(6,443)	-	-	1,310,221
Exercise of stock options	35,000	18,730	(4,026)	-	-	14,704
Agent’s corporate finance fee	100,000	64,192	8,384	-	-	72,576
Mineral property interests	5,000,000	3,806,000	-	-	-	3,806,000
Agent’s warrants	-	-	370,741	-	-	370,741
Escrow shares compensation	-	-	1,949,878	-	-	1,949,878
Stock-based compensation	-	-	414,847	-	-	414,847
Share issue costs	-	(1,302,715)	-	-	-	(1,302,715)
Foreign currency translation adjustment	-	-	-	1,950	-	1,950
Net loss	-	-	-	-	(12,505,759)	(12,505,759)
Balance, December 31, 2003	45,684,230	$16,655,023	$2,853,968	$47,981	$(14,079,872)	$5,477,100

-continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

					Accumulated
				Accumulated	Deficit
				Other	During the	Total
	Number of	Common	Additional	Comprehensive	Exploration	Stockholders'
	Shares	Stock	Paid-in Capital	Income	Stage	Equity
- continued -
Balance, December 31, 2003	45,684,230	$16,655,023	$2,853,968	$47,981	$(14,079,872)	$5,477,100
Shares issued:
Private placement	4,600,000	3,846,521	-	-	-	3,846,521
Exercise of warrants	533,836	186,208	(13,197)	-	-	173,011
Exercise of stock options	50,000	26,180	(8,238)	-	-	17,942
Warrants issued for cancellation of price guarantee	-	-	129,266	-	-	129,266
Escrow shares compensation	-	-	405,739	-	-	405,739
Share issue costs	-	(21,026)	-	-	-	(21,026)
Stock-based compensation	-	-	1,530,712	-	-	1,530,712
Foreign currency translation adjustment	-	-	-	132,501	-	132,501
Net loss	-	-	-	-	(5,528,114)	(5,528,114)
Balance, December 31, 2004	50,868,066	20,692,906	4,898,250	180,482	(19,607,986)	6,163,652
Shares issued:
Private placement	7,542,410	13,538,097	-	-	-	13,538,097
Exercise of warrants	10,456,450	10,475,291	-	-	-	10,475,291
Exercise of stock options	772,000	1,238,581	(532,908)	-	-	705,673
Escrow shares compensation	-	-	(435,583)	-	-	(435,583)
Share issue costs	-	(521,798)	-	-	-	(521,798)
Stock-based compensation	-	-	5,074,100	-	-	5,074,100
Foreign currency translation adjustment	-	-	-	1,099,954	-	1,099,954
Net loss	-	-	-	-	(13,691,767)	(13,691,767)
Balance, December 31, 2005	69,638,926	$45,423,077	$9,003,859	$1,280,436	$(33,299,753)	$22,407,619

-continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

					Accumulated
				Accumulated	Deficit
				Other	During the	Total
	Number of	Common	Additional	Comprehensive	Exploration	Stockholders'
	Shares	Stock	Paid-in Capital	Income	Stage	Equity
- continued -
Balance, December 31, 2005	69,638,926	$45,423,077	$9,003,859	$1,280,436	$(33,299,753)	$22,407,619
Shares issued:
Membership paid in stock	4,167	8,870				8,870
Exercise of stock options	1,215,000	1,862,345	(753,628)	-	-	1,108,717
Stock-based compensation	-	-	1,031,683	-	-	1,031,683
Foreign currency translation adjustment	-	-	-	252,317	-	252,317
Net loss	-	-	-	-	(9,655,341)	(9,655,341)
Balance, December 31, 2006	70,858,093	47,294,292	9,281,914	1,532,753	(42,955,094)	15,153,865
Shares issued:
Private placement	14,428,640	43,826,994	-	-	-	43,826,994
Mineral property interests	15,000	33,976	-	-	-	33,976
Exercise of warrants	7,542,408	20,392,043	-	-	-	20,392,043
Exercise of stock options	728,700	926,364	(322,880)	-	-	603,484
Share issue costs	-	(1,981,360)	-	-	-	(1,981,360)
Stock-based compensation	-	-	1,732,839	-	-	1,732,839
Foreign currency translation adjustment	-	-	-	3,539,535	-	3,539,535
Net loss	-	-	-	-	(11,833,416)	(11,833,416)
Balance, December 31, 2007	93,572,841	$110,492,309	$10,691,873	$5,072,288	$(54,788,510)	$71,467,960

Shares issued:
Exercise of stock options	958,057	1,447,926	(591,456)	-	-	856,470
Mineral property interests	30,000	60,941	-	-	-	60,941
Share issue costs	-	(7,186)				(7,186)
Stock-based compensation	-	-	3,672,358	-	-	3,672,358
Foreign currency translation adjustment	-	-	-	(12,483,218)	-	(12,483,218)
Net loss	-	-	-	-	(16,730,278)	(16,730,278)
Balance, December 31, 2008	94,560,898	$111,993,990	$13,772,775	$(7,410,930)	$(71,518,788)	$46,837,047

-continued-

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

			Inception
	Year Ended	Year Ended	(July 19, 1995) to
	December 31,	December 31,	December 31,
	2008	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(16,730,278)	$(11,833,416)	$(71,518,788)
Items not affecting cash:
Depreciation	146,703	212,819	720,962
Stock-based compensation (Note 7)	3,672,358	1,732,839	13,473,199
Impairment of asset backed commercial paper (Note 3)	1,334,160	998,371	2,332,531
Write-down of equipment	123,816	-	123,816
Escrow shares compensation	-	-	2,001,832
Loss on settlment of debt	-	-	5,252
Finder's fee and membership paid in stock	-	-	44,697
Mineral property interest paid in stock and warrants	60,941	33,976	4,030,183
Loss from equity investment (Note 3)	366,595	-	366,595
Changes in assets and liabilities:
Receivables	(110,207)	(299,273)	(642,951)
Receivables - Ivanhoe Mines Ltd.	(34,603)	-	(34,603)
Prepaid expenses	132,422	(263,148)	(284,848)
Accounts payable and accrued liabilities	525,028	168,863	1,074,034
Net cash used in operating activities	(10,513,065)	(9,248,969)	(48,308,089)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	856,470	64,822,522	109,711,684
Share issue costs	(7,186)	(1,981,360)	(3,545,920)
Loan payable to Ivanhoe Mines Ltd.	376,230	-	376,230
Net cash provided by financing activities	1,225,514	62,841,162	106,541,994
CASH FLOWS FROM INVESTING ACTIVITIES
Joint Venture - Ivanhoe Mines Ltd.	(366,595)	-	(366,595)
Purchase of asset backed commercial paper (Note 3)	-	(4,031,122)	(4,031,122)
Acquisition of equipment	(255,959)	(80,457)	(1,542,778)
Net cash used in investing activities	(622,554)	(4,111,579)	(5,940,995)
Effect of foreign currency translation on cash and cash equivalents	(11,983,193)	3,367,077	(7,080,595)
Change in cash and cash equivalents during the period	(21,893,298)	52,847,691	45,212,815
Cash and cash equivalents, begommomg of period	67,106,113	14,258,422	-

Cash and cash equivalents, end of period	$45,212,815	$67,106,113	$45,212,815
Cash paid for interest during the period	$-
Cash paid for income taxes during the period	$-

Supplemental disclosure with respect to cash flows (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

1.            NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and continued under the laws of the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act. The Company’s principal business activity is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain per share amounts denoted in Canadian dollars ("C$").

2.             SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America and include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company are Entrée LLC, a Mongolian corporation, Entrée Gold (US) Inc., an Arizona corporation and Beijing Entrée Minerals Technology Company Limited, a wholly-owned foreign enterprise (WFOE) in China. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  The Company regularly evaluates estimates and assumptions related to deferred income tax asset valuations, asset impairment, stock-based compensation and loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about the other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

Cash and cash equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.  The Company had $45,212,815 in cash and cash equivalents at December 31, 2008.

Investments

Long-term investments in companies in which the Company has voting interest of 20% to 50% or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company’s share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

2.            SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Investments (cont’d…)

The other long-term investments are classified as “available-for-sale” investments and consist of the Company’s investment in asset backed commercial paper (Note 3). Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of stockholders’ equity, unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income in the period. Gains and losses from the sale of these investments are included in income in the period.

Equipment

Equipment, consisting of office, computer, field equipment and buildings, is recorded at cost less accumulated depreciation.  Depreciation is recorded on a declining balance basis at rates ranging from 20% to 30% per annum.

Mineral property interests

Costs of exploration, carrying and retaining unproven properties are expensed as incurred. The Company also considers the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

Asset retirement obligation

The Company records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets in accordance with Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations".  The initial recognition of any liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  To date, the Company has not incurred any asset retirement obligations.

Impairment of long-lived assets

Long-lived assets are continually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Stock-based compensation

The Company applies the fair value method of accounting under SFAS No. 123R for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, officers and consultants based on the fair value of the options on the date of grant, which is determined using the Black Scholes option pricing model. The options are expensed over the vesting period of the options.

Financial instruments

The Company adopted SFAS No. 157, Fair Value Measurements, on January 1, 2008. SFAS No. 157 applies to all financial instruments being measured and reported on a fair value basis. In February 2008, the FASB issued a staff position that delays the effective date of SFAS No. 157 for all nonfinancial assets and

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

2.            SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

liabilities except for those recognized or disclosed at least annually. Therefore, the Company has adopted the provision SFAS No. 157 with respect to its financial assets and liabilities only.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 - Quoted prices in active markets for similar assets that are observable.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2008, the Company had one Level 3 financial instrument with a fair value of $1,329,568. (Note 3)

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning Balance, January 1, 2008	$3,032,751
Total unrealized losses	(1,334,160)
Total foreign exchange (loss)	(369,023)
Ending Balance, December 31, 2008	$1,329,568

Effective January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this statement.

Income taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

On January 1, 2007, the Company adopted FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109” (“FIN 48”) (Note 10). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties and disclosures.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

2.            SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes (cont’d…)

Foreign currency translation

The functional currency of the Company and its wholly-owned subsidiaries is the Canadian dollar.  Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates.  Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of operations.  Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, being the United States dollar.  Accordingly, assets and liabilities are translated into U.S. dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period.  Related exchange gains and losses are included in a separate component of stockholders’ equity as accumulated other comprehensive income.

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.  Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock.  Diluted net loss per share is not presented separately from basic net loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.  At December 31, 2008, the total number of potentially dilutive shares of common stock excluded from basic net loss per share was 10,651,800 (December 31, 2007 - 9,249,800).

Recent accounting pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statement” (“SFAS 160”), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This consolidated financial statement will continue to be based on amounts attributable to the parent. SFAS 160 is effective for fiscal years beginning after December 31, 2008. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

2.            SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements (cont’d…)

purchase; (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The effective date of SFAS 141 is December 15, 2008. The Company is currently evaluating the impact of SFAS 141 on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” which sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP. Up to now, the US GAAP hierarchy has been defined in the US auditing literature. Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC’s approval of the PCAOB’s amendment to their auditing standards. The adoption of SFAS 162 is not expected to have an effect on the Company’s consolidated financial statements.

Restatement

The Company has corrected an error in the statement of cash flow for the year ended December 31, 2007. Specifically, the purchase of asset backed commercial paper has been categorized as an investing activity from a financing activity. There was no impact on the Company's balance sheet, net loss or loss per share.

3.            INVESTMENTS

Asset Backed Commercial Paper

At December 31, 2008, the Company had approximately C$4.0 million invested in asset backed commercial paper (“ABCP”) which was originally rated R1-high by Dominion Bond Rating Service.  In mid-August 2007, a number of non-bank sponsors of ABCP, including those with which the Company had invested, announced that they could not place ABCP due to unfavourable conditions in the Canadian capital markets. As a result, there is presently no active market for the ABCP held by the Company.

As at December 31, 2008, the non-bank ABCP market remained the subject of a restructuring process with the expressed intention of replacing the ABCP with a number of long-term floating rate notes (“New Notes”). The restructuring plan, which was completed on January 21, 2009, pooled all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling (“Ineligible Assets”) and those series of assets backed exclusively by traditional financial assets (“Traditional Series”).  None of the Company’s ABCP consisted of Ineligible Assets or Traditional Series.

ABCP relating to the pooled assets was replaced with four classes of asset backed notes named A1, A2, B and C in declining order of seniority. ABCP relating to Ineligible Assets and Traditional Series was replaced with new tracking notes whose characteristics are designed to track the performance of the particular assets of the series to which they correspond.

The Company has estimated the fair value of ABCP at December 31, 2008 using the methodology and assumptions outlined below.  The fair value estimate of the New Notes to be received under the restructuring has been calculated based on information provided by the Pan Canadian Investor Committee as well as Ernst & Young, the Monitor of the restructuring.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

3.            INVESTMENTS (cont’d…)

Asset Backed Commercial Paper (cont’d…)

The table below summarizes the Company’s valuation.

Restructuring categories	C$ thousands
	Face value	Fair value estimate*	Expected maturity date
MAV 2 Notes
A1 (rated A)	1,966,529	984,490	12/31/2016
A2 (rated A)	1,630,461	614,952	12/31/2016
B	295,974	24,034	12/31/2016
C	120,401	4,713	12/31/2016
Total original investment	4,013,365	1,628,189
* - the range of fair values estimated by the Company varied between $1.2 million and $1.9 million
- the total United States dollars fair value of the investment at December 31, 2008 is $1,329,568.

The A1and A2 notes comprise the major categories of the notes contemplated to be received totalling 90% of the face value of the original investments made and 98% of the fair value estimate of the Company’s holdings. In the case of the A1 and A2 notes, it is estimated that they will pay interest at a rate 0.5% less than the bankers’ acceptance (“BA”) rate and it is estimated that prospective buyers of these notes will require premium yields between 8% and 12% over the BA rate.

The Company has applied its best estimate of prospective buyers’ required yield and calculated the present value of the new notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

The Class B notes are not expected to pay any current interest until the Class A1 and A2 notes are paid in full, which is not anticipated until December 20, 2016. These notes, which will be subordinate to the Class

A1 and A2 notes, will not receive a credit rating and it is expected that Class B notes will initially trade at less than 10% of par value.

The Class C notes also will not pay any current interest and are subordinate to the Class B notes. In light of this subordination, the Class C notes are viewed as highly speculative with regard to ultimate payment of principal at maturity in 2016. Accordingly, it is expected that Class C notes will initially trade at less than 5% of par value.

Restructuring costs are excluded from this valuation as it has been stated that the costs will be deducted from the accrued interest that the Company will receive shortly after the completion of the restructuring.

Based on the fair value estimation, the Company has recorded an impairment charge of $1,334,160 (2007- $998,371). There can be no assurance that the fair value estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Ivanhoe Mines Ltd. (Note 5). At December 31, 2008, the Company’s investment in the joint venture is $Nil. The Company’s share of the loss of the joint venture is $366,595 for the year ended December 31, 2008 (December 31, 2007, $Nil).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

4.            EQUIPMENT

	December 31, 2008			December 31, 2007

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Office equipment	$89,886	$46,819	$43,067	$137,875	$47,622	$90,253
Computer equipment	340,917	167,852	173,065	492,523	374,389	118,134
Field equipment	402,902	133,449	269,453	417,524	54,133	363,391
Buildings	356,160	169,621	186,539	447,423	177,382	270,041
	$1,189,865	$517,741	$672,124	$1,495,345	$653,526	$841,819

During the year ended December 31, 2008, the Company performed an analysis of all equipment and determined a write down of $123,816 was required to reflect damage and obsolescence.

5.            MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests.  The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing. A portion of the Shivee Tolgoi license and the Javhlant licenses are subject to the joint venture with Ivanhoe Mines.

Lookout Hill

Each of our exploration licences was granted by the Mineral Resources and Petroleum Authority of Mongolia, issued initially for a three-year term with a right of renewal for two more years, and a further right of renewal for two years, making a total of seven years.  Mongolian Mineral Law was amended in July 2006. Consequently, our licences were extended with final expiry in March and April 2010, unless previously converted to mining licences.

Two of the three licences that comprise Lookout Hill were issued April 3, 2001 and expire in April 2010. The third Lookout Hill licence was issued on March 30, 2001, and expires in March 2010. Mongolian exploration licences are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the mineral tenure. The total estimated annual fees in order to maintain the licences in good standing is approximately $280,000.

The Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd. This agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Ivanhoe Mines Mongolia Inc. XXK, (collectively, “Ivanhoe Mines”). The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in mineral exploration and, if warranted, development and mining project on a portion of the Lookout Hill property (the “Project Property”).

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Project Property and in accordance with the Earn-In Agreement, the Company and Ivanhoe Mines formed a joint venture on terms annexed to the Earn-In Agreement.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

5.            MINERAL PROPERTY INTERESTS (cont’d…)

Lookout Hill (cont’d…)

During the six months ended December 31, 2008, the joint venture expended approximately $1.9 million in mineral property interests to advance the project. Under the terms of the Earn-in Agreement, Ivanhoe Mines advanced to the Company the required cash participation amount charging interest at prime plus 2%.

Manlai

The Manlai licence was issued March 9, 2001 and renewed in March, 2006 to March 2008.  Subsequent to December 31, 2007 and pursuant to Mongolian Minerals Law, we extended our licences for final expiry in March 2010, unless converted before this date to a mining licence. The total estimated annual fees in order to maintain the licence in good standing is approximately $10,000.

Sol Dos

In May 2006, the Company secured an option to acquire the Sol Dos copper prospect, located in the prolific Safford district, of south-east Arizona. In February 2008, the Company chose to discontinue earning-in on this prospect due to the lack of favourable results and terminated this agreement.

Empirical

In July 2007, the Company entered into an agreement with Empirical Discovery, LLC (“Empirical”) to explore for and develop certain mineral targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of $1.9 million and issuing 300,000 shares within 5 years of acceptance of the agreement.  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR (net smelter return) royalty, half of which may be purchased for $2 million. In August 2007, the Company issued 15,000 shares to Empirical as per the terms of the agreement. In August 2008, a further 20,000 shares were issued to Empirical as per the terms of the agreement.

Bisbee

In January 2008, the Company entered into a second agreement with Empirical whereby the Company has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of $1.9 million and issuing 150,000 shares within 5 years of the anniversary of TSX acceptance of the agreement (February 13, 2008).  If the Company exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for $2 million. Upon entering this agreement, the Company issued 10,000 to Empirical as per the terms of the agreement. In February 2009, a further 20,000 shares were issued to Empirical as per the terms of the agreement.

Huaixi

In November 2007, the Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences in Pingyang County, Zhejiang Province, People’s Republic of China.

The Company has agreed to spend $3 million to fund exploration activities on the licences over a four year period in order to earn 78% interest with Zhejiang No. 11 Geological Brigade holding a 22% interest.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

5.            MINERAL PROPERTY INTERESTS (cont’d…)

Lordsburg

The Lordsburg project is one of the targets advanced under the 2007 Empirical agreement. The Company determined that based on favourable preliminary results this project warranted further exploration.

Mineral property interest costs incurred are summarized as follows:

			Inception
	Year Ended	Year Ended	(July 19,1995) -
	December 31,	December 31,	December 31,
	2008	2007	2008
MONGOLIA
Lookout Hill:
Property payments & claim maintenance	$227,220	$265,080	$10,797,511
Assaying, testing and analysis	273,286	346,394	1,653,000
Camp and field supplies	855,903	871,344	4,654,575
Drilling	2,555,164	1,489,461	8,320,100
Geological and geophysical	1,916,015	1,081,640	7,825,897
Travel and accommodation	184,674	168,226	1,006,306
Project administration	535,233	-	535,233
	6,547,495	4,222,145	34,792,622
Manlai:
Property payments & claim maintenance	10,016	10,197	43,003
Assaying, testing and analysis	-	42,650	218,898
Camp and field supplies	22,182	248,410	1,260,538
Drilling	-	299,436	1,369,785
Geological and geophysical	8,568	220,603	1,302,311
Travel and accommodation	-	7,919	94,890
	40,766	829,215	4,289,425
USA
Empirical
Property payments & claim maintenance	382,664	60,887	443,551
Assaying, testing and analysis	81,705	271	81,976
Camp and field supplies	55,059	18,358	73,417
Geological and geophysical	751,981	19,717	771,698
Travel and accommodation	87,557	4,728	92,285
	1,358,966	103,961	1,462,927

- continued-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

5.             MINERAL PROPERTY INTERESTS (cont’d…)

			Inception
	Year Ended	Year Ended	(July 19,1995) -
	December 31,	December 31,	December 31,
	2008	2007	2008
USA (cont'd…)
Bisbee		-
Property payments & claim maintenance	143,458	-	143,458
Camp and field supplies	1,185	-	1,185
Geological and geophysical	47,193	-	47,193
Travel and accommodation	2,039	-	2,039
	193,875	-	193,875
Lordsburg
Property payments & claim maintenance	65,715	-	65,715
Assaying, testing and analysis	45,192	-	45,192
Drilling	662,386		662,386
Geological and geophysical	312,393	-	312,393
Camp and field supplies	19,847	-	19,847
Travel and accommodation	62,465	-	62,465
	1,167,998	-	1,167,998
Sol Dos
Property payments & claim maintenance	-	29,333	84,971
Assaying, testing and analysis	-	33,751	33,751
Camp and field supplies	-	85,137	85,137
Drilling	-	663,840	663,840
Geological and geophysical	2,432	160,411	264,560
Travel and accommodation	-	51,345	60,541
	2,432	1,023,817	1,192,800
CHINA
Huaixi
Assaying, testing and analysis	36,755	-	36,755
Camp and field supplies	95,782	-	95,782
Geological and geophysical	116,917	-	116,917
Travel and accommodation	15,957	-	15,957
Project administration	360,914	-	360,914
	626,325	-	626,325

OTHER	302,913	340,317	1,137,651

Total Mineral Properties Interests	$10,240,770	$6,519,455	$44,863,623

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

6.            LOANS PAYABLE

Under the terms of the Earn-In Agreement (Note 5), Ivanhoe Mines will contribute funds to approved joint venture programs and budgets on the Company’s behalf.  Interest on each loan advance shall accrue at an annual rate equal to Ivanhoe Mines' actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the joint venture. In the absence of available cash flow, the loans will not be repayable. The loans are unsecured and the Company will use the proceeds of the loans only to meet its obligations under the joint venture. The loans are not expected to be repaid within one year.

7.            COMMON STOCK

Share issuances

In July 1995, the Company completed a private placement consisting of 4,200,000 common shares issued at a price of C$0.02 per share for gross proceeds of $60,852.

In July 1995, the Company issued 3,200,000 shares at a value of $147,520 for the acquisition of a mineral property interest in Costa Rica.  This mineral property was abandoned in 2001.

In January 1997, the Company completed a private placement consisting of 1,680,000 common shares issued at a price of C$0.06 per share for gross proceeds of $77,553.

In April 1997, the Company completed a private placement consisting of 2,200,000 common shares issued at a price of C$0.12 per share for gross proceeds of $197,165.

In February 2000, the Company issued 1,128,000 common shares for cash proceeds of $113,922 on the exercise of stock options.

In September 2002, the Company completed a brokered private placement consisting of 4,000,000 units issued at a price of C$0.20 per unit for gross proceeds of $505,520.  Each unit consisted of one common share and one-half non-transferable share purchase warrant.  Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year.  As part of this private placement, the Company issued 310,000 units as a finder's fee to the agent.  Each agent's unit consisted of one common share and one-half non-transferable share purchase warrant whereby each whole share purchase warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $112,338 were comprised of cash costs totalling $72,556 and the fair value of 310,000 units estimated at $39,782, of which $39,178 was assigned to the common shares and $604 was assigned to the warrants.

In January 2003, the Company completed a combination brokered and non-brokered private placement consisting of 2,500,000 units issued at a price of C$0.35 per unit for gross proceeds of $569,975.  Each unit consisted of one common share and one-half non-transferable share purchase warrant.  Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year.  As part of this private placement, the Company issued 329,723 agent's warrants whereby each warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $94,461 were comprised of cash costs totalling $78,188 and the fair value of the agents warrants estimated at $16,273.

In January 2003, the Company issued 100,000 common shares at a value of $35,827 as a finder's fee towards the acquisition of mineral property interests.

In February 2003, the Company issued 12,500 common shares for proceeds of $3,288 on the exercise of warrants.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

7.            COMMON STOCK (cont'd…)

Share issuances (cont'd…)

In March 2003, the Company issued 135,416 common shares at a value of $45,839 and 67,708 non-transferable share purchase warrants with a value of $5,252 to settle accounts payable totalling $45,839 resulting in a loss on settlement of $5,252.  Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.60 per share for a period of one year.

In April 2003, the Company completed a non-brokered private placement consisting of 1,000,000 units issued at a price of C$0.40 per unit for proceeds of $275,560.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.50 per share for the first year and at C$0.60 per share for the second year.   The Company incurred costs of $4,408 with respect to this private placement.

In August 2003, the Company completed a non-brokered private placement consisting of 2,000,000 common shares issued at a price of C$0.20 per share for gross proceeds of $288,360.  Related share issue costs of $15,270 were charged as a reduction to the gross proceeds raised on the non-brokered private placement.

In October 2003, the Company completed a short-form offering and issued 2,352,942 units at a price of C$0.85 per unit for gross proceeds of $1,510,400.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.06 on or before October 22, 2005.  The agent for the offering was paid a cash commission of 8.5% of the gross proceeds received, or $128,384, in respect of units sold and received agent's warrants to acquire common shares equal to 10% of the number of units sold, or 235,294 warrants.  The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$0.95 per share on or before October 22, 2004. The agent was also issued 100,000 units as a corporate finance fee.  Each agent's unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant allowed the agent to purchase one additional common share at an exercise price of C$0.95 on or before October 22, 2004.  Related share issue costs of $296,296 were comprised of cash costs totalling $164,004 and the fair value of 100,000 agents units estimated at $72,576 and the fair value of 235,294 agent's warrants estimated at $59,716.  The fair value of the agent's units of $72,576 consisted of $64,192 assigned to the common shares and $8,384 assigned to the warrants.

In October 2003, the Company completed a brokered private placement consisting of 12,000,000 units at a price of C$1.00 per unit for gross proceeds of $9,092,400.  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant allowed the holder to purchase one additional common share at an exercise price of C$1.35 on or before October 31, 2005.  The agent for the offering was paid a cash commission of 6.5% of the gross proceeds received in respect of units sold by the agent up to 11,500,000 units, or $566,381, and received 920,000 agent's warrants.  The agent's warrants allowed the agent to purchase one additional common share at an exercise price of C$1.35 per share on or before April 30, 2005.  Related share issue costs of $991,149 were comprised of cash costs totalling $680,124 and the fair value of the agents warrants estimated at $311,025.

In November 2003, the Company issued 5,000,000 shares at a value of $3,806,000 pursuant to the Lookout Hill mineral property purchase agreement.

During the eight month period ended December 31, 2003 the Company issued 3,730,372 common shares for cash proceeds of $1,310,221 on the exercise of warrants.  The warrants exercised had a corresponding fair value of $6,443 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

7.            COMMON STOCK (cont'd…)

Share issuances (cont'd…)

During the eight month period ended December 31, 2003, the Company issued 35,000 common shares for cash proceeds of $14,704 on the exercise of stock options.  The fair value recorded when the options were granted of $4,026 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In January 2004, the Company issued 50,000 common shares for cash proceeds of $17,942 on the exercise of stock options.  The fair value recorded when the options were granted of $8,238 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In November 2004, the Company completed a non-brokered private placement consisting of 4,600,000 units at a price of C$1.00 per unit for gross proceeds of $3,846,521.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each share purchase warrant entitles the holder to purchase one additional common share at a price of C$1.10 on or before November 9, 2006.  Pursuant to an agreement with the Company, the placee, being Ivanhoe Mines, has a pre-emptive right to such percentage of any future offering of securities by the Company to enable them to preserve their pro-rata ownership interest in the Company after their acquisition of these 4,600,000 units.  Related share issue costs were comprised of cash costs totalling $21,026.

During the year ended December 31, 2004, the Company issued 533,836 common shares for cash proceeds of $173,011 on the exercise of warrants.  Certain of the warrants exercised had a corresponding fair value of $13,197 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

In June 2005, the Company completed a non-brokered private placement consisting of 5,665,730 units at a price of C$2.20 per unit for gross proceeds of $10,170,207. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years. Pursuant to an agreement with the Company, the placee, Kennecott Canada Exploration Inc. (indirect wholly-owned subsidiary of Rio Tinto plc) has the right to acquire additional securities and participate in future financings by the Company so as to maintain its proportional equity in the Company. Related share issue costs were comprised of cash costs totalling $521,798.

In July 2005, the Company completed a non-brokered private placement consisting of 1,876,680 units at a price of C$2.20 per unit for gross proceeds of $3,367,890. Each unit consisted of one common share, one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of 2 years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years.

During the year ended December 31, 2005, the Company issued 10,456,450 common shares for cash proceeds of $10,475,291 on the exercise of warrants.

During the year ended December 31, 2005, the Company issued 772,000 common shares for cash proceeds of $705,673 on the exercise of stock options. The fair value recorded when the options were granted of $532,908 has been transferred from additional paid-in capital to common stock on the exercise of the options.

During the year ended December 31, 2006, the Company issued 1,215,000 common shares for cash proceeds of $1,108,717 on the exercise of stock options. The fair value recorded when the options were

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

7.            COMMON STOCK (cont'd…)

Share issuances (cont'd…)

granted of $753,628 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In June 2006, the Company issued 4,167 common shares to the University of British Columbia as a donation to become a member of the Mineral Deposit Research Unit. The fair value recorded when the shares were issued of $8,870 has been recorded as a donation expense.

In June 2007, the Company issued 7,542,408 common shares for cash proceeds of $20,392,043 on the exercise of warrants.

In August 2007, the Company issued 15,000 shares at a value of $33,976 to Empirical Discovery LLC pursuant to a mineral property option agreement (Note 5).

In November, 2007, the Company completed a brokered private placement consisting of 10,000,000 common shares at price of C$3.00 per share for gross proceeds of C$30,000,000.  Ivanhoe Mines and Rio Tinto plc, through its wholly owned subsidiary Kennecott Canada Exploration Inc., elected to exercise their respective rights to participate in the private placement.  Ivanhoe Mines acquired 2,128,356 shares at C$3.00 for gross proceeds of C$6,464,881.  Rio Tinto plc acquired 2,300,284 shares at C$3.00 for proceeds of C$6,987,113. Related share issuance costs were cash costs totalling $1,981,360.

During the year ended December 31, 2007, the Company issued 728,700 common shares for cash proceeds of $603,684 on the exercise of stock options. The fair value recorded when the options were granted of $322,880 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In February 2008, the Company issued 10,000 shares at a fair value of $20,066 to Empirical pursuant to the January 2008 Bisbee mineral property option agreement (Note 5).

During the year ended December 31, 2008, the Company issued 958,057 common shares for cash proceeds of $856,470 on the exercise of stock options. The fair value recorded when the options were granted of $591,456 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In August 2008, the Company issued 20,000 shares at a fair value of $40,875 to Empirical pursuant to the July 2007 mineral property option agreement (Note 5).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

7.            COMMON STOCK (cont'd…)

Share purchase warrants

Share purchase warrant transactions are summarized as follows:
		Weighted
		Average
	Number of	Exercise
	Shares	Price (C$)

Balance at December 31, 2006	7,542,410	2.88
Exercised	(7,542,408)	2.88
Rounding adjustment	(2)
Balance at December 31, 2007	-	-
Balance at December 31, 2008	-	-

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants.  Under the Plan, as amended in May 2008, the Company may grant options to acquire up to 12,200,000 common shares of the Company.  Options granted can have a term up to ten years and an exercise price typically not less than the Company's closing stock price at the date of grant.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. In accordance with SFAS No. 123R for employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

7.            COMMON STOCK (cont’d…)

Stock options (cont'd…)

Stock option transactions are summarized as follows:

		Weighted Average
	Number of	Exercise
	Shares	Price (C$)
Balance at December 31, 2006	8,578,000	1.28
Granted	1,500,500	1.45
Exercised	(728,700)	1.04
Expired	(100,000)	1.14
Balance at December 31, 2007	9,249,800	1.53
Granted	2,957,000	1.81
Exercised	(958,057)	1.06
Cancelled	(151,943)	1.00
Expired	(445,000)	1.76
Balance at December 31, 2008	10,651,800	1.65

The weighted average fair value per stock option granted during the year ended December 31, 2008 was C$1.22 (December 31, 2007 - C$1.39).  The number of stock options exercisable at December 31, 2008 was 10,485,133.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

7.            COMMON STOCK (cont’d…)

Stock options (cont'd…)

At December 31, 2008, the following stock options were outstanding:

	Exercise	Aggregate		Number of	Aggregate
Number of	Price	Intrinsic		Options	Intrinsic
Shares	(C$)	Value (C$)	Expiry Date	Exercisable	Value (C$)

530,000	1.24	-	February 11, 2009	530,000	-
28,000	2.16		April 5, 2009	28,000	-
30,000	2.57	-	August 24, 2009	30,000	-
100,000	3.10	-	November 1, 2009	100,000	-
1,310,000	1.15	-	November 12, 2009	1,310,000	-
600,000	1.25	-	December 17, 2009	600,000	-
400,000	1.28	-	January 7, 2010	400,000	-
75,000	1.19	-	March 3, 2010	75,000	-
20,000	2.00	-	April 3, 2010	20,000	-
63,000	1.48	-	May 24, 2010	63,000	-
2,080,000	1.75	-	June 9, 2010	2,080,000	-
25,000	1.66	-	August 25, 2010	25,000	-
20,000	1.85	-	September 28, 2010	20,000	-
125,000	1.80	-	January 23, 2011	125,000	-
100,000	2.20	-	February 8, 2011	100,000	-
20,000	2.34	-	March 28, 2011	20,000	-
949,300	1.32	-	July 10, 2011	949,300	-
10,000	1.77	-	December 11, 2011	10,000	-
50,000	1.77	-	January 22, 2012	50,000	-
200,000	2.16	-	April 5, 2012	200,000	-
500,000	2.06	-	May 16, 2012	333,333	-
479,500	2.30	-	May 31, 2012	479,500	-
5,000	2.58	-	January 9, 2013	5,000	-
1,515,000	2.00	-	April 3, 2013	1,515,000	-
12,500	1.55	-	May 21, 2013	12,500	-
125,000	2.02	-	July 17, 2013	125,000	-
1,274,500	1.55	-	September 17, 2013	1,274,500	-
5,000	1.55	-	September 17, 2013	5,000	-
10,651,800		-		10,485,133	-

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company’s closing stock price of C$1.06 per share as of December 31, 2008, which would have been received by the option holders had all options holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of December 31, 2008 was nil. The total intrinsic value of options exercised during the year ended December 31, 2008 was $1,062,400 (December 31, 2007 -$1,289,593).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

7.            COMMON STOCK (cont'd…)

Stock options (cont'd…)

The following table summarizes information regarding the non-vested stock purchase options outstanding as of December 31, 2008.

		Weight
		Average
		Grant-Date
	Number of	Fair Value
	Options	(C$)
Non-vested options at December 31, 2006	-	-
Granted	600,000	1.44
Vested	(166,667)	1.46
Non-vested options at December 31, 2007	433,333	1.43
Granted	-	-
Vested	(266,666)	1.43
Cancellation/forfeited	-	-
Non-vested options at December 31, 2008	166,667	1.43

Stock-based compensation

The fair value of stock options granted during the year ended December 31, 2008 was $3,536,355 (December 31, 2007 - $2,082,780) which is typically being recognized over the options vesting periods.  The stock-based compensation recognized during the year ended December 31, 2008 was $3,672,358 (December 31, 2007 - $1,732,839) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Year Ended	Year Ended	Cumulative to
	December 31,	December 31,	December 31,
	2008	2007	2008

Consulting fees	$-	$434,439	$1,794,562
Legal	-	37,175	287,931
Management fees	2,612,884	668,809	6,099,815
Mineral property interests	854,581	175,678	2,573,413
Office and administration	162,960	353,910	1,917,401
Stockholder communications and	-	-	-
investor relations	41,933	62,828	800,077
	$3,672,358	$1,732,839	$13,473,199

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

7.            COMMON STOCK (cont'd …)

Stock-based compensation (cont'd …)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:
	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007

Risk-free interest rate	2.93%	4.25%
Expected life of options (years)	5.0	5.0
Annualized volatility	84%	68%
Dividend rate	0.00%	0.00%

8.            RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the year ended December 31, 2008:

a)  Paid or accrued management fees of $33,003 (December 31, 2007 - $70,911) to directors and officers of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

9.            SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	December 31,	December 31,
	2008	2007

Canada	$46,880,341	$71,456,338
Mongolia	540,508	575,513
USA	217,554	39,732
China	467,065	-
	$48,105,468	$72,071,583

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

9.            SEGMENT INFORMATION (cont'd …)

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007

Loss for the year
Canada	$(6,390,938)	$(4,950,382)
Mongolia	(6,929,082)	(5,685,866)
USA	(2,749,260)	(1,197,168)
China	(660,998)	-
	$(16,730,278)	$(11,833,416)

10.           INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2008	2007

Loss for the year	$(16,730,278)	$(11,833,416)
Statutory rate	31.0%	34.1%
Expected income tax recovery	5,186,386	4,035,195
Permenent differences	(2,181,442)	(762,825)
Temporary differences	-	(2,406,022)
Tax deductible share issue costs	-	307,465
Difference in foreign tax rates	6,389	(134,623)
Unrecognized benefits of non-capital losses	-	(1,039,190)
Change in valuation allowance	(2,588,763)
Change in enacted tax rates	(422,570)
Total income taxes	$-	$-

The significant components of the Company's deferred income tax assets are as follows:

	December 31,	December 31,
	2008	2007

Future income tax assets:
Non-capital loss carry forward	$2,801,275	$2,921,789
Investments	263,009	134,780
Resource expenditures	3,411,969	432,280
Equipment	26,811	216,433
Share issue costs	276,444	485,463
	6,779,508	4,190,745
Valuation allowance	(6,779,508)	(4,190,745)
Net future income tax assets	$-	$-

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

10.          INCOME TAXES (cont'd …)

The Company has available for deduction against future taxable income non-capital losses of approximately $10,000,000 in Canada, $470,000 in Mongolia and $200,000 in the United States of America.  These losses, if not utilized, will expire through 2028.  Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years.  Future tax benefits which may arise as a result of these losses, resource expenditures and other tax assets have been offset in these financial statements by a valuation allowance.

The Company adopted the provisions of FIN 48 on January 1, 2007. No cumulative effect adjustment to the January 1, 2007 balance of the Company’s deficit was required upon the implementation of FIN 48.

The following table summarizes the activity related to our unrecognized tax benefits.

Balance at January 1, 2007	$-
Increase du to prior year tax positions	6,507,343
Increase due to current year tax positions	1,314,216
Balance at December 31, 2007	$7,821,559
Decrease due to current year tax positions	(3,684,890)
Balance at December 31, 2008	$4,136,669

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of December 31, 2007, there was no accrued interest or accrued penalties.

The Company files income tax returns in Canada and several foreign jurisdictions. The Company’s Canadian income tax returns are open from 2004 through 2008. For the other foreign jurisdictions, including Mongolia, all years remain open.

11.           FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, accounts payable and accrued liabilities and loans payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.  The Company does not use derivative instruments to reduce this currency risk.

12.           SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended December 31, 2008 consisted of the issuance of 30,000 common shares (2007 - 15,000) in payment of mineral property interests in the amount of $60,941 (2007 - $33,976) (Note 7).

Cash and cash equivalents consisted of cash of $1,712,276 (December 31, 2007 - $9,240,513) and short-term investments of $43,500,539 (December 31, 2007 - $57,865,600).

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008
(Expressed in United States dollars)

13.           COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2009	$124,968
2010	75,973
2011	30,778
$231,719

14.           SUBSEQUENT EVENTS

Subsequent to December 31, 2008, the Company:

a)	granted 50,000 options on January 26, 2009 exercisable at a price of C$1.07 per share for a five year term to a consultant,

b)	cancelled 530,000 options on February 11, 2009 that expired without exercise,

c)	granted 1,730,000 options on February 12, 2009 exercisable at a price of C$1.32 for a five year term to various employees, directors and consultants.

d)	issued 20,000 shares on February 13, 2009 to Empirical per the terms of the January 2008 mineral property option agreement (Note 5).